UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 02 )*

FTS International, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

30283W302

(CUSIP Number)

Haig Maghakian,  GLENDON CAPITAL MANAGEMENT LP  2425 Olympic Blvd., Suite 500E  Santa Monica,  CA  90404  Phone : (310)907-0450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 04, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Glendon Capital Management LP 46-1394333

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Glendon Opportunities Fund II, L.P. 82-1515613

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
PN

Item 1.	Security and Issuer

Explanatory Note: This Amendment No. 2 amends the Schedule 13D filed by the Reporting Entities on November 30, 2020 which was previously amended and restated by that Amendment No. 1 to the Schedule 13D filed with the SEC on December 9, 2020, in order to report the Reporting Entities’ disposition of shares of common stock and warrants (defined below) issued by FTS International, Inc. (the “Issuer”) in connection with the consummation of the Merger (defined below).

Item 2.	Identity and Background

(a)	No change from Amendment No.1 to the Schedule 13D.

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

No change from Amendment No.1 to the Schedule 13D.

Item 4.	Purpose of Transaction

On October 22, 2021, the Issuer issued announced the execution of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 21, 2021, by and among the Issuer, ProFrac Holdings, LLC, a Texas limited liability company (“Parent”), and ProFrac Acquisitions, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub would merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, the Issuer’s stockholders would receive $26.52 per share of the Issuer’s common stock in cash. The foregoing summary of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference. The First Amendment to the Merger Agreement is filed as Exhibit 3 to this Schedule 13D and also incorporated herein by reference.

On March 7, 2022, the Issuer announced that it had consummated the Merger on March 4, 2022. See Issuer’s Current Report on 8-K dated March 7, 2022. In connection with the Merger, all outstanding shares of the Issuer’s common stock and all of the Issuer’s outstanding warrants held by the Reporting Entities were canceled in exchange for cash consideration pursuant to the Merger Agreement. Following the Merger Transaction, the Reporting Entities no longer own any shares of common stock or warrants of the Issuer.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	GCM 0 0% G2 0 0%

(b)	(i)sole power to vote or direct the vote: GCM 0 G2 0 (ii)sole power to dispose or direct the disposition of: GCM 0 G2 0

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)
Except as disclosed in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the applicable fund.

(e)	March 4, 2022

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes the Merger consummated in accordance with the terms of the Merger Agreement. The description of the Merger Agreement included in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement, by and among the Reporting Entities, dated as of March 8, 2022.

Exhibit 2 - Agreement and Plan of Merger by and among the Issuer, the Parent and the Merger Sub, dated October 21, 2021 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on October 25, 2021).

Exhibit 3 - Amendment No. 1 to Agreement and Plan of Merger, dated as of March 1, 2022, by and among the Issuer, the Parent and the Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on March 1, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Glendon Capital Management, LP

March 08, 2022	By:	/s/ Haig Maghakian
Chief Compliance Officer / General Counsel

Glendon Opportunities Fund II, L.P.

March 08, 2022	By:	/s/ Haig Maghakian
Authorized Person

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes: Glendon Capital Associates II LLC ("GCA II") is the general partner of Glendon Opportunities Fund II, L.P. ("G2"). Pursuant to an investment management agreement, GCA II has delegated its investment management authority in respect of G2 to Glendon Capital Management LP.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)